FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: April 19, 2005	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

GLENCAIRN GOLD CORPORATION

500 - 6 Adelaide St. East, Toronto, ON M5C 1H6 Tel.: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG
APRIL 19, 2005	AMEX: GLE

Glencairn Places First Ore on Leach Pads at Bellavista Mine

Glencairn Gold Corporation is pleased to announce that commissioning of its Bellavista Mine in Costa Rica is progressing on schedule with approximately 12,000 tonnes of ore currently placed on leach pads in preparation for gold recovery.

As previously announced, Glencairn expects to begin producing gold at Bellavista in the second quarter of 2005 with commercial production to begin in the third quarter. Bellavista is expected to produce an average of 60,000 ounces gold per year over eight years based on current reserves.

“This is an important milestone of Glencairn’s growth towards mid-tier producer status,” said Kerry Knoll, President and CEO. “Bellavista will push our gold production past the 100,000 ounces per year mark, lower our costs per ounce and demonstrate our ability to grow through new mine development.”

Ore is being placed on the leach pads at a rate of 4,000 tonnes per day during the commissioning phase. A total of approximately 53,000 tonnes of ore at grades equal to or higher than expected from the mine’s feasibility study have been mined to date. As of April 18th, 41,000 tonnes of ore have been stockpiled and approximately 608,000 tonnes of waste material mined. In addition, approximately 27,000 tonnes of ore have been prepared in the pit and are ready to be stockpiled. All conveyor systems, crushers, agglomerators and ore stackers are operating as designed.

The Company is also pleased to announce the appointment of Gary Biles, P.Eng., as General Manager for the Bellavista Mine. Mr. Biles is a Professional Engineer with more than 30 years experience in mining. He managed several mines during this time, including seven years as General Manager of the Eskay Creek gold mine in British Columbia, two years as General Manager of Claude Resources’ Seabee Mine and five years as General Manager of Corona Corporation’s Jolu Gold Mine.

To find out more about Glencairn Gold Corporation (TSX:GGG, AMEX:GLE), visit our website at www.glencairngold.com.

Glencairn Gold Corporation	Renmark Financial Communications Inc.
Kerry Knoll, President and CEO	Sylvain Laberge, slaberge@renmarkfinancial.com
Tel.: 416-860-0919	Tel.: 514-939-3989
www.glencairngold.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.